InterOil Begins Drilling Wahoo-1

Second of Up to Eight Wells in $300m Campaign

PORT MORESBY, Papua New Guinea and SINGAPORE, March 10, 2014 /PRNewswire/ -- InterOil Corporation (NYSE:IOC; POMSoX:IOC) today announced it had started drilling the Wahoo-1 exploration well in Papua New Guinea following approval by the Papua New Guinea Department of Petroleum and Energy.

Wahoo-1 is the second of four exploration wells InterOil plans to drill in the Gulf Province over the next 12-15 months.

Additionally, InterOil will drill up to four appraisal wells on the Elk-Antelope and Triceratops discoveries under a US$300 million exploration and appraisal program.

The drilling program is one of the largest in Papua New Guinea and is part of InterOil's exploration of four new petroleum prospecting licenses ("PPL") granted last week by the Government of Papua New Guinea.

The licenses - PPLs 474, 475, 476 and 477 - are valid for six years and cover the same area as PPLs 236, 237 and 238, which were previously held by InterOil.

Unlocking resource wealth

Papua New Guinea's Minister for Petroleum and Energy, Mr. Nixon Duban, said: "The drilling of Wahoo-1 is good news for PNG. We are excited at the potential of these exploration licenses and the wealth that could be unlocked. We hope the results live up to expectations. And we look forward to a mutually beneficial partnership with InterOil for many years to come."

InterOil's Chief Executive, Dr. Michael Hession, said: "We take great pride in providing work for more than 1100 people in seismic and drilling, with another 300 expected to be taken on later this year. We are delighted that our commitment to the country has been recognized through the continued support of the National and Provincial Governments, and Mr. Duban, the newly appointed Petroleum and Energy Minister, as we work to develop Papua New Guinea's resources for the benefit of all Papua New Guineans and our shareholders."

InterOil's exploration wells

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea and the surrounding region. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, exploration licenses covering about 16,000sqkm (4 million acres), Papua New Guinea's only oil refinery, and retail and commercial petroleum distribution facilities throughout the country. The company employs more than 1100 people and has its main offices in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor contacts for InterOil

Houston	Singapore
Wayne Andrews, Vice President Capital Markets	Don Spector, Chief Financial Officer
Wayne.Andrews@InterOil.com	Don.Spector@InterOil.com
Phone: +1-281-292-1800	Phone: +65-6507-0222

Meg LaSalle, Investor Relations Coordinator
Meg.LaSalle@InterOil.com
Phone: +1-281-292-1800

Media contacts for InterOil
John Hurst, Cannings
jhurst@cannings.net.au
Phone: +61 418 708 663

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the presence of shallow marine carbonate reservoir, hydrocarbon volumes, and the estimated drilling times of the Bobcat, Wahoo and Raptor wells. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended 31 December 2012 on Form 40-F and its Annual Information Form for the year ended 31 December 2012. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

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